Exhibit 99.1

Stellantis Reports Q1 2024 Net Revenues and Shipments
Reflecting New Product Transition

•Net revenues of €41.7 billion, down 12% compared to Q1 2023 primarily due to volume, mix and foreign exchange headwinds, partly offset by firm net pricing
•Consolidated shipments(1) of 1,335 thousand units, down 10%, reflecting production actions and inventory management to prepare for new product wave in H2 2024 compared with strong shipments in Q1 2023 to build inventory following a prolonged period of supply constraints
•Total new vehicle inventory of 1,393 thousand units (Company inventory of 423 thousand units) at March 31, 2024, reflecting improving level and structure versus December 2023
•Global BEV and LEV sales increased by 8% and 13%, respectively, versus Q1 2023; ongoing global focus with new BEVs launching throughout 2024
•Ordinary dividend of €1.55 per share (16% increase versus prior year) approved at AGM to be paid to shareholders on May 3, 2024
•€3.0 billion share buyback on track for 2024 completion

"While Q1 2024 year-over-year shipments and Net revenues comparisons were difficult due to transitions in our next generation product portfolio manufactured on new platforms, we are delivering clear improvements in key commercial dynamics with customer sales outpacing shipments. We are reducing inventories to reinforce our strong relative pricing ahead of our new or mid-cycle product launches this year in key regions. During Q1 2024, we have introduced four new models out of our full-year launch plan of 25 models, including 18 BEV nameplates, which we believe sets the stage for materially improved growth and profitability in the second half of the year."

Natalie Knight, CFO

Alfa Romeo Junior

RESULTS FROM CONTINUING OPERATIONS				FY 2024 GUIDANCE - CONFIRMED Revenue backdrop: Supportive AOI Margin(2): Double digit minimum commitment Industrial Free Cash Flows(3): Positive
	Q1 2024	Q1 2023	Change

Combined shipments (000 units)	1,371	1,538	(11)%
Consolidated shipments (000 units)	1,335	1,476	(10)%
Net revenues (€ billion)	41.7	47.2	(12)%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

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AMSTERDAM, April 30, 2024 - Stellantis N.V. today reported first quarter 2024 Net revenues and shipments reflecting production actions and inventory management strategies to prepare for the upcoming new product wave. Sales to customers were unchanged from prior year, with growth in Middle East & Africa (up 23% year-over-year) and Enlarged Europe (up 6% year-over-year). Global BEV sales were up 8% and North America PHEV sales were up 79% year-over-year. Jeep® Wrangler, Jeep® Grand Cherokee and Dodge Hornet were the top three most sold PHEVs in the U.S.(4) Stellantis Pro One commercial vehicles achieved market share leadership in the Middle East & Africa region in the quarter with 26% market share, while maintaining its No. 1 position in both EU30 and South America, on its quest to achieve global market leadership by 2027. In EU30 BEV sales, Pro One also takes the top spot with 33% market share.
The Company’s key achievements toward the Dare Forward 2030 strategic plan include:

CARE	TECH	VALUE
•Announced partnership with California Air Resources Board that avoids 10-12 million metric tons of greenhouse gases in the U.S. and enhances ongoing commitment to strengthen Stellantis’ electrification offensive by promoting electric vehicle awareness, expanding charging infrastructure and driving dealer readiness.
•Redistributed €1.9 billion to employees in 2024, totaling €6 billion since 2021, based on record 2023 Full Year results.
•Conducted third global employee survey in February as part of the continuous listening approach to improve overall working experience and well-being. Nearly 162,000 employees responded - a 71% participation rate, an 8-point increase compared to prior year.
•Engaged young people in career development actions through:
◦Battery Workforce Challenge, managed by Argonne National Laboratory for the U.S. Department of Energy, challenging teams to design, build, test and integrate an advanced battery pack for Ram ProMaster EV.
◦Drive for Design contest, hosted by the Stellantis North America design team, invited high school students to create their dream vehicle for 2040.
•As part of a broader stakeholder engagement plan, Stellantis CEO Carlos Tavares was joined by four internationally known experts and students from three universities in France, Morocco and the U.S. for the second annual Freedom of Mobility Forum to debate “How will our planet accommodate the mobility needs of eight billion people?”

•Introduced three BEVs: Fiat Topolino, Maserati Grecale Folgore, Ram ProMaster EV; launch plan maintained.
•Started production of in-house designed and manufactured electric drive modules at Indiana Transmission (U.S.). Class-leading power density 250kw units will be installed in upcoming STLA Large vehicles (Dodge, Jeep, Alfa Romeo, Chrysler, etc).
•Began cell and module production with battery partner ACC in Europe. LG Energy Solution and Samsung SDI to follow. Battery components will be assembled into high-energy density, Stellantis-designed and manufactured battery packs ranging from 80 to 120 kWh in size.
•Expanded in-house production of hydrogen fuel cell vehicles on both mid-size and large vans in Hordain (France) and Gliwice (Poland). Fuel cell van extended lineup and increased in-house, industrial-scale production cements Pro One standing as undisputed commercial vehicles leader in Europe.
•Further refining traditional propulsion systems:
◦Started production of the all-new 2.2L MultiJet 4.0 clean diesel engine (Euro 6e and 7 compatible) at Pratola Serra (Italy) plant.
◦Through the eTransmissions Assembly joint venture launched electrified dual-clutch transmission production in Turin (Italy) to help power next-generation, Stellantis-brand hybrids.
•Quickly adopting advancements in generative AI in R&D and customer value-added services. In R&D, deployed AI for simulation, which significantly enhanced accuracy and speed in the simulation and testing phases. With new method, Stellantis can improve aerodynamic assessment by more than 300 times and reduce cost by >85%; dozens of additional AI systems to come in 2024.
•First OEM to integrate ChatGPT functionality as standard, starting with deployment of new travel assistant across entire DS brand range, followed by Peugeot in its iconic i-Cockpit® system, with plans to extend across the Stellantis portfolio.
•Created the world's first virtual cockpit platform as part of Stellantis Virtual Engineering Workbench enabling engineering teams to deliver infotainment tech to customers quicker through faster development cycles and feedback loops.
•Launched MyTasks, an industry-first tool for fleet managers enabling real-time communication, task assignment and status updates with drivers in the field via the vehicle’s infotainment unit.
•Acquired artificial intelligence framework, machine learning models, intellectual property rights and patents of CloudMade, a developer of smart, innovative big data-driven automotive solutions to support mid-term development of STLA SmartCockpit.
•Stellantis Ventures strategic investments:
◦SteerLight: developer of high-performance, low-cost LiDAR tech, which has the potential to improve advanced driver assistance systems.
◦Tiamat: develops and commercializes sodium-ion battery tech at a lower cost per kilowatt-hour and free of lithium and cobalt.

•Announced record investment plan for South America totaling €5.6 billion (R$30 billion) from 2025 to 2030 to support the launch of more than 40 new products during the period as well as the development of new Bio-Hybrid technologies, innovative decarbonization technologies across the automotive supply chain, and strategic new business opportunities.
•Signed two fleet agreements:
◦SIXT could buy up to 250,000 vehicles for its rental fleet in its corporate countries across Europe and North America over the next three years.
◦Ayvens will encourage affiliates to buy up to 500,000 vehicles for its long-term leasing fleet across Europe over the next three years.
•At the Shareholders’ Annual General Meeting on April 16, 2024, €4.7 billion annual dividend approved (€1.55 per share), to be paid on May 3, 2024.
•On-going execution of €3.0 billion share buyback program.
•On track to deliver total capital returns in 2024 over €7.7 billion, representing an 11% yield as a percentage of Stellantis market capitalization on January 1, 2024.

GUIDANCE AND OUTLOOK: The Company is reiterating a minimum commitment of double-digit Adjusted operating income (AOI) margin in 2024, as well as positive Industrial free cash flow, despite macroeconomic uncertainties.
On April 30, 2024 at 2:00 p.m. CEST / 8:00 a.m. EDT, a live webcast and conference call will be held to present Stellantis' First Quarter 2024 Shipments and Revenues. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on April 30, 2024.
UPCOMING EVENTS: Investor Day - June 13, 2024; First Half 2024 Results - July 25, 2024; Third Quarter Shipments & Revenues - October 31, 2024

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SEGMENT PERFORMANCE

NORTH AMERICA
	Q1 2024	Q1 2023	Change
•Shipments down 20%, due largely to portfolio transitions, including refreshed Ram 1500 and new Dodge Charger, partly offset by growth in Jeep Wagoneer, which more than doubled
•Net revenues down 15%, due to lower volumes and negative FX translation effects; partly offset by positive nameplate mix and net pricing from carryover actions and reduced incentive spend

Shipments (000s)	407	509	(102)
Net revenues (€ million)	19,291	22,772	(3,481)

ENLARGED EUROPE
	Q1 2024	Q1 2023	Change
•Shipments down 6%, due to inventory reduction efforts with lower volumes mainly of Peugeot 3008, for which new model will ramp in Q2 2024, Fiat 500 and Opel Mokka, partly offset by growth in Jeep Avenger, Fiat Ducato & Panda and Citroën C3
•Net revenues down 13%, due to decreased volumes, higher buyback commitments due to improving rental car business, lower LEV mix and negative net pricing

Shipments (000s)	615	657	(42)
Net revenues (€ million)	14,051	16,106	(2,055)

MIDDLE EAST & AFRICA
	Q1 2024	Q1 2023	Change
•Consolidated shipments up 42%, led by ramp up in Algerian market, mostly from Fiat; Citroën shipments also grew substantially, led by C4 X
•Net revenues up 24%, strong underlying and pricing trends partially offset by negative FX translation effects, mainly from Turkish lira, and lower mix

Combined shipments (000s)(1)	154	131	+23
Consolidated shipments (000s)(1)	118	83	+35
Net revenues (€ million)	2,687	2,166	+521

SOUTH AMERICA
	Q1 2024	Q1 2023	Change
•Shipments down 7%, mostly from lower Fiat and Peugeot volumes, despite strong growth of Ram volumes
•Net revenues down 2%, pricing increases and growth in parts & services revenues due to acquisitions, more than offset by devaluation in FX translation effects from the Argentine peso and lower volumes

Shipments (000s)	177	191	(14)
Net revenues (€ million)	3,466	3,523	(57)

CHINA AND INDIA & ASIA PACIFIC
	Q1 2024	Q1 2023	Change
•Consolidated shipments down 46%, mainly driven by Peugeot, Jeep, Citroën and RAM due to challenging market and economic conditions and increasing competition
•Net revenues down 46%, driven by decreased shipments due to challenging market and economic conditions and negative FX translation effects

Combined shipments (000s)(1)	15	42	(27)
Consolidated shipments (000s)(1)	15	28	(13)
Net revenues (€ million)	525	981	(456)

MASERATI
	Q1 2024	Q1 2023	Change
•Shipments down 61%, mostly due to Grecale and Levante volumes in North America, as well as the impact of inventory reduction initiatives
•Net revenues down 55%, mix improvements more than offset by lower volumes and negative FX translation effects

Shipments (000s)	3.3	8.4	(5.1)
Net revenues (€ million)	313	691	(378)

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Reconciliations
Net revenues from external customers to Net revenues

2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		19,290	13,985	2,687	3,476	524	312	1,423	41,697
Net revenues from transactions with other segments		1	66	—	(10)	1	1	(59)	—
Net revenues		19,291	14,051	2,687	3,466	525	313	1,364	41,697
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(*) Other activities, unallocated items and eliminations

2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		22,772	16,087	2,166	3,547	979	692	992	47,235
Net revenues from transactions with other segments		—	19	—	(24)	2	(1)	4	—
Net revenues		22,772	16,106	2,166	3,523	981	691	996	47,235
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(*) Other activities, unallocated items and eliminations

NOTES

(1) Combined shipments include shipments by Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by Company's consolidated subsidiaries. Figures by segments may not add up due to rounding. China shipments from DPCA are no longer included in Combined shipments as of November 2023; prior periods have not been restated.
(2) Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(3) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(4) Per S&P Global February ‘24 year-to-date vehicle registrations (most current data available)

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.

For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Enlarged Europe excludes Russia and Belarus; Q1 2023 figures have been restated;
•Middle East & Africa exclude Iran, Sudan and Syria;
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only and includes licensed sales from DPCA; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.

Prior period figures have been updated to reflect current information provided by third-party industry sources.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami ,Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

About Stellantis
Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com. Contacts: communications@stellantis.com or investor.relations@stellantis.com

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2024 Guidance”, contains forward looking statements. Statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.